EXHIBIT 99.12

Marathon Oil Corporation

June 30, 2005

June 30, 2005

Board of Directors

Marathon Oil Corporation

5555 San Felipe

Houston, Texas 77056

This letter is furnished at the request of Marathon Oil Corporation (“MOC”) in connection with the Transaction (as defined below) whereby MOC will acquire the entire equity membership interest in Marathon Ashland Petroleum LLC (“MAP”) owned by Ashland Inc. (“Ashland”).

Overview

We understand that currently MOC owns a 62% membership interest in MAP and Ashland owns a 38% membership interest in MAP (the “Ashland Interest”). Under the proposed terms of the Transaction (as defined below):

(i)	MAP will redeem a portion of the Ashland Interest for an amount that is currently estimated at $900 million (which estimate assumes that the Holdco Borrowing (as defined below) will be approximately $1.9 billion) plus 38% of MAP’s cash accumulated from operations prior to closing of the Transaction, which redemption consideration will be paid in a combination of cash and MAP accounts receivable (the “Partial Redemption”); the amount of the Partial Redemption will be increased (or decreased) to the extent of any decrease (or increase) in the amount of the Holdco Borrowing and by 38 percent of certain pension contributions and similar payments by MAP;

(ii)	Promptly following the Partial Redemption, Ashland will reorganize (the “Restructuring”) its corporate structure, effectively resulting in:

(A)	the transfer to a newly formed wholly owned subsidiary of Ashland (“Holdco”) of (1) the remaining Ashland Interest (including the Ashland LOOP/LOCAP interests) and (2) certain other active trades or businesses (collectively, the “ATB”); and

(B)	the transfer (via merger of Ashland with and into a newly formed wholly owned subsidiary of Holdco followed by a merger of that subsidiary with and into another newly formed wholly owned subsidiary of Holdco (“Newco”)) of Ashland’s remaining assets and liabilities (including, but not limited to, all assets and liabilities related to Ashland’s currently wholly owned businesses (other than the ATB)) and the cash and accounts receivable from the Partial Redemption to Newco;

(iii)	Promptly following the Restructuring, (A) Holdco will contribute to Newco cash (the “Cash Contribution” and, together with the amount received by Ashland in the Partial Redemption, the limitation on Newco’s environmental indemnity described below, and any indemnity by

EXHIBIT 99.12

Marathon Oil Corporation

June 30, 2005

MOC of the Section 355(e) tax liabilities described below, the “MOC Consideration”) in an amount sufficient to repay, repurchase, defease or terminate certain of Ashland’s debt and similar obligations, currently estimated at $1.9 billion which it will raise through its incurrence of debt (the “Holdco Borrowing”), (B) Holdco will distribute shares of Newco common stock to the holders of shares of Holdco common stock, on the basis of one share of Newco common stock for each outstanding share of Holdco common stock, and (C) Holdco will merge with a subsidiary of MOC (which will be a Delaware LLC) in a merger (the “Merger”) in which MOC’s subsidiary will be the surviving entity, with MOC common stock having an aggregate value of $915 million being issued to the former Holdco shareholders;

(iv)	Newco’s indemnification obligations for certain environmental losses associated with the assets Ashland transferred to MAP at the formation of the joint venture will be limited to $50 million in the aggregate, and Ashland or Newco will bear certain costs of an ongoing project at the St. Paul Park refinery (MOC has instructed us to value this limitation on Newco’s environmental indemnity at $15 million); and

(v)	With regard to tax liabilities under Section 355(e) of the Internal Revenue Code of 1986, as amended (the “Code”), or similar provisions of state or local laws arising from the Transaction (collectively, “Section 355(e) Taxes”): (A) MOC will satisfy and indemnify Newco against, the first $200 million of liability in respect of Section 355(e) Taxes (provided, however, that, to the extent the liability for Section 355(e) Taxes that is attributable to the reduction in the tax basis of the Newco common stock pursuant to Section 358(d)(1) of the Code exceeds $75 million, MOC’s indemnification obligation with respect to Section 355(e) Taxes will be increased by an amount equal to such excess); (B) Newco will be liable for up to $175 million of liabilities for Section 355(e) Taxes in excess of Marathon’s indemnification obligation described in the immediately preceding clause (A); and (C) Newco and MOC will share equally the responsibility to satisfy any liability for Section 355(e) Taxes in excess of their respective indemnification obligations described in the immediately preceding clauses (A) and (B).

The transactions contemplated by the Partial Redemption, the Restructuring, the Holdco Borrowing, the Cash Contribution, and the Merger and related transactions, in each case as described in more detail in the transaction documents that have been provided to us, and the payment of related fees and expenses are collectively referred to as the “Transaction.”

Reasonably Equivalent Value Test

In connection with the Transaction, MOC has requested that we render a written reasonably equivalent value opinion (the “Reasonably Equivalent Value Opinion” or this “Opinion”) as of the date hereof, addressed to you, as to whether, assuming the Transaction is consummated substantially as proposed, the value of the MOC Consideration is reasonably equivalent to the combined value of the Ashland Interest and the ATB.

For purposes of this Opinion, Reasonably Equivalent Value is defined as follows: “reasonably equivalent value” means, with respect to the Transaction, that the MOC Consideration will constitute realizable commercial value reasonably equivalent to the aggregate realizable commercial value of the Ashland Interest and the ATB. No representation is made herein as to the sufficiency of the above definition for any purpose other than setting forth the scope of our opinion set forth herein.

EXHIBIT 99.12

Marathon Oil Corporation

June 30, 2005

In rendering this Opinion, we have valued the aggregate assets, on a consolidated and going concern basis, of each of MAP and the Ashland Interest, before consummation of the Transaction. The valuation included the aggregate assets of the business of MAP’s business enterprise (total invested capital) represented by the total net working capital, tangible plant, property and equipment, and intangible assets (including goodwill) of the business enterprise before consummation of the Transaction. Our value for the Ashland Interest also considered any outstanding debt of MAP, as represented by MOC and MAP management. We believe that this is a reasonable basis on which to value each of MAP and the Ashland Interest. Nothing has come to our attention that causes us to believe that MAP is not a going concern.

Methodology

The range of values of the Ashland Interest that we considered for purposes of the Reasonably Equivalent Value Opinion was determined based on the generally accepted valuation principles used in the market as of the date hereof as they apply to the relevant businesses of MAP, described as follows:

EXHIBIT 99.12

Marathon Oil Corporation

June 30, 2005

Discounted Cash Flow Approach - A range of values was developed considering (a) the present value of MAP’s future debt-free operating cash flow as estimated by the management of MAP and reflected in the financial projections prepared by MAP and furnished to us (the “Financial Projections”), (b) several alternative MAP margin scenarios, giving weight to historical margin averages and long-range business plan projections provided by MOC, (c) use of multi-year and one-year income capitalization scenarios, and (d) application of a range of discount rates and exit multiples that consider the financial and business risks of MAP.

Market Approach - Based on current stock market prices (with and without control premiums) of publicly held companies whose businesses are similar to those of MAP (as a going concern).

Precedent Transaction Approach – Based on acquisition prices paid for total ownership positions in businesses whose lines of business are similar to those of MAP.

For purposes of the Reasonably Equivalent Value Opinion, the ATB value was established by Marathon and Ashland through arm’s-length negotiations with the involvement of a third-party investment banking firm they jointly engaged. We refer to this mutually agreed valuation as the “ATB Valuation.” AAA has relied on the ATB Valuation, and nothing has come to our attention that suggests it is unreasonable for AAA to rely on the ATB Valuation.

Financial Results and Projections

In connection with the analysis underlying this Opinion, we were provided historical operating results and projected operating results (the “Financial Projections”, as represented in the MAP 2005-2007 Business/Tactical Plan dated November 19, 2004). In addition to this information, we were provided other operating data and information, all of which has been accepted, without independent verification, as representing a fair statement of historical and projected results of MAP, in the opinion of the managements of MAP, MOC and Ashland, as applicable. However, in the course of our investigation, nothing has led us to believe that our acceptance and reliance on such operating data and information was unreasonable.

Although, during the course of our engagement, we have tested the reasonableness of data provided to us (including historical financial information and the Financial Projections), we have not independently verified the accuracy of the Financial Projections, or any of the assumptions, estimates or judgments referred to therein, or the basis therefor, and although no assurances can be given that such Financial Projections and forecasts can be realized or that actual results will not vary materially from those projected, nothing has come to our attention during the course of our engagement which led us to believe that any information reviewed by us or presented to us in connection with our rendering of this Opinion is unreasonable in any material respect or that it was unreasonable for us to utilize and rely upon the Financial Projections, financial statements, assumptions, description of the business and liabilities, estimates and judgments of the managements of MAP, MOC and Ashland, and their respective counsel, accountants and financial and other advisors. This Opinion is necessarily based on business, economic, market and other conditions as they currently exist and as they can be evaluated by us at the date of this Opinion.

EXHIBIT 99.12

Marathon Oil Corporation

June 30, 2005

Opinion Conditions and Assumptions

This Opinion is subject to the following assumptions:

(a)	The Transaction is consummated as proposed.

(b)	We have not been requested to identify, and have not identified, potential purchasers or to ascertain the actual prices and terms on which the Ashland Interest can currently be sold. Furthermore, because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Ashland Interest could actually be sold for an amount we believe to be equivalent to its value.

In connection with this Opinion, we have made such reviews, studies, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(1)	reviewed the Transaction documents (including the Master Agreement to which MOC and Ashland are parties, as amended, and the other Transaction Agreements (as defined in the Master Agreement) and the exhibits and schedules thereto) and SEC reporting and/or filing documents of Ashland;

(2)	reviewed the Financial Projections and inquired of management of MAP as to the foundation for such projections and the basic assumptions made in the preparation of such projections relating to the type of business, geographic markets, economic conditions, and capital facilities and working capital requirements;

(3)	reviewed audited and unaudited historical financial statements of MAP, including income statements, balance sheets and cash flow statements, and pro forma financial statements of MAP, including income statements, balance sheets and cash flow statements, as provided by management of MAP;

(4)	visited the current headquarters and selected facilities of MAP to discuss historical and projected operating results and industry data, including the impact of future trends on the industries in which MAP competes, as well as the effects of consummating the Transaction;

(5)	reviewed select internal financial analyses and other internally generated financial data provided by management of MAP, MOC and/or Ashland, including asset valuations of MAP;

(6)	reviewed contingent liabilities of MAP, including discussions with MAP, MOC and Ashland management;

(7)	reviewed select publicly available economic, financial and market information as it relates to the business operations of MAP;

EXHIBIT 99.12

Marathon Oil Corporation

June 30, 2005

(8)	reviewed select publicly available information regarding businesses similar to MAP and investigated the financial terms and post-transaction performance of recent acquisitions of businesses similar to MAP and operating in reasonably similar markets;

(9)	discussed all of the foregoing information, where appropriate, with management of each of MAP, MOC and/or Ashland and certain of their respective employees and agents;

(10)	met with members of the senior management of MAP to discuss the business, properties, past history, results of operations and prospects of MAP, including discussions of the competitive environment in which MAP operates and the impact of consummation of the Transaction on MAP’s operations;

(11)	met with members of the senior management of MAP to discuss the business, properties, past history, results of operations and prospects of MAP;

(12)	discussed certain Transaction-related matters with representatives of Ashland, MAP and/or MOC and their respective financial advisors and counsel; and

(13)	conducted such other studies, analyses and inquiries as we have deemed necessary for purposes of this Opinion.

This Opinion is intended to supplement, not substitute for, any addressees’ due diligence, to the extent required, in this or any related transaction.

Opinion

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion as of this date that, assuming the Transaction is consummated substantially as proposed as of the Effective Date, the MOC Consideration represents reasonably equivalent value for the combined value of the Ashland Interest and the ATB.

It is understood that this Opinion is for the information of the above mentioned addressees and their successors and assigns, and is not to be publicly quoted, or referred to, in whole or in part, in any written document other than (i) the filing and disclosing of this Opinion in any report or other document filed with the Securities and Exchange Commission (the “SEC”) and any state securities commission or blue sky authority, or other governmental authority or agency, if such filing or disclosure is required pursuant to the rules and regulations thereof, or required by any applicable law, rule or regulation, or any stock exchange rule; (ii) the use or disclosure of this Opinion upon the demand, order or request of any court, administrative or governmental agency or regulatory body (whether or not such demand, order or request has the force of law) or as may be required or appropriate in response to any summons, subpoena or discovery requests; (iii) the disclosure of this Opinion in connection with (a) the Transaction; or (b) an audit of MOC by an independent public accountant or any administrative agency or regulatory body; or (iv) the provision of copies of, or any other disclosure of, this Opinion in connection with the exercise of any right or remedy, the defense

EXHIBIT 99.12

Marathon Oil Corporation

June 30, 2005

of any claim in any litigation, or any governmental proceeding or investigation to which MOC is subject or purported to be subject; (v) the disclosure of this Opinion as may be requested, required or ordered in, or to protect MOC’s interest in, any litigation, governmental proceeding or investigation; or (vi) the disclosure of this Opinion as otherwise required by, or as reasonably determined by MOC to be required by, any applicable law, order, regulation or ruling.

Very truly yours,

AMERICAN APPRAISAL ASSOCIATES, INC.

Lee P. Hackett

Executive Vice President

LPH/md